ARTICLES OF INCORPORATION

OF

Modern MFG Services, Inc.

FILED # C765899

JUL 03 2001

IN THE OFFICE OF

\S\ Dean Heller

DEAN HELLER, SECRETARY OF STATE

Pursuant to the provisions of the Nevada Private Corporations Act (Ch. 78, NRS, as amended), the undersigned Corporation hereby adopts the following Articles of Incorporation:

FIRST   The name of the Corporation is Modern MFG Services, Inc.

SECOND   OFFICE: Its principal office in the State of Nevada is located at Suite 3, 251 Jeanell Drive, Carson City, Nevada 99703. The name and address of its resident agent is Corporate Advisory Services, Inc., Suite 3, 251 Jeanell Drive, Carson City, Nevada 89703.

THIRD   PURPOSE: The nature of the business, or objects or purposes proposed to be transacted, promoted or carried on are:

To engage in any lawful activity and to manufacture, purchase or otherwise acquire, invest in, own, mortgage, pledge, sell, assign and transfer or otherwise dispose of, trade, deal in and deal with minerals, goods, wares and merchandise and personal property of every class and description.

To hold, purchase and convey real and personal estate and mortgage or lease and such real and personal estate with its franchises and to take the same by devise or bequest.

To acquire, and pay for in cash, stock or bonds of this corporation or otherwise, the good will, rights, assets and property, and to undertake or assume the whole or any part of the obligations or liabilities of any person, firm, association or corporation.

To acquire, hold, use, sell, assign, lease, grant licenses in respect of, mortgage, or otherwise dispose of letters patent of the United States or any foreign country, patent rights, licenses and privileges, inventions, improvements and processes, copyrights, trademarks and trade names, relating to, or useful in connection with, works of art or any other business of this Corporation.

To guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by any other corporation or corporation of this state, or any other state or government, and while owner of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.

To borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at specified time or times, or payable upon the happening of a specific event or events, whether secured by mortgage, pledge, or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful objects.

To purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or funds; provided it shall not use its funds or property for the purchase of its own shares of capital stock when such use would cause and impairment of its capital, and provided further, that shares of its own capital stock belonging to it shall not be voted upon, directly or indirectly, nor counted as outstanding, for the purpose of computing any stockholders' quorum or vote.

To conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in this state, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and in any foreign countries.

To do all and everything necessary and proper for the accomplishment of the objects hereinbefore enumerated or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects hereinbefore set forth.

The objects and purposes specified in the foregoing clauses shall, except where otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any other clause in these articles of incorporation but shall be regarded as independent objects and purposes.

FOURTH   CAPITAL STOCK: The amount of the total authorized capital stock of the corporation is ONE HUNDRED THOUSAND DOLLARS ($100,000) consisting of ONE HUNDRED MILLION (100,000,000) shares of one class of common stock of the par value of ONE MILL ($.001) each.

Any and all shares issued by the Corporation will be issued in registered form, as may be directed by the Board of Directors from time to time, and the fixed consideration for which has been paid and delivered shall be deemed fully paid and not liable for any further call or assessment thereon, and th holders of such stock shall not be liable for any further assessments.

There shall be no preemptive rights in connection with the acquisition of any capital stock of the Corporation.

FIFTH   DIRECTORS: The governing body of this Corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the by-laws of this Corporation, provided that the number of directors shall not be reduced to less than one (1).

The name and post office address of the first board of directors, which shall be one (1) in number, is as follows:

NAME	POST OFFICE ADDRESSES
Bruce Tomiyama	22431 E-160 Antonio Parkway #416
	Rancho Santa Margarita, California 92688

SIXTH   INCORPORATORS: The name and post office address of the incorporator signing the articles of incorporation is as follows

:

NAME	POST OFFICE ADDRESSES
David J. Wagner	8400 E. Prentice Ave.
	Penthouse Suite
	Englewood, Colorado 80111

SEVENTH   TERM: The Corporation is to have perpetual existence.

EIGHTH   AUTHORIZATIONS: In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized:

Subject to the by-laws, to make, alter or amend the by-laws of the Corporation.

To fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and licenses upon the real and personal property of this Corporation.

By resolution passed by a majority of the whole board, to designate one (1) or more committees, such committee to consist of one (1) or more of the directors of the Corporation, which, to the extent provided in the resolution or in the by-laws of the Corporation, shall have and may exercise the powers of the board of directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the by-laws of the Corporation or as may be determined from time to time by resolution adopted by the board of directors.

When and as authorized by the affirmative vote of stockholders holding stock entitling them to exercise at least a majority of the voting power given at a stockholders' meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the board of directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of directors deems expedient, and for the best interest of the Corporation.

NINTH   MEETINGS: Meetings of stockholders may be held outside the State of Nevada, if the by-laws provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Nevada at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation.

TENTH   AMENNDMENTS: This Corporation reserves the right to amend, alter, change or repeal any provision contained in the articles of incorporation by majority vote of the shareholders and in the manner now or hereafter prescribed by statute, or by the articles of incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

ELEVENTH   VOTING: There shall be no cumulative voting permitted in any shareholder election of the Corporation.

TWELTH   INDEMNIFICATION: The Corporation shall indemnify and hold harmless the officers and directors of the Corporation from any and all liabilities or claims to the fullest extent now, or hereafter from time to time, permitted pursuant to the General Corporation Law of the State of Nevada.

I, the undersigned, being the incorporator hereinbefore named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, do make and file these articles of incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 3rd day of July, 2001.

                                         /s/ David J. Wagner
                                        David J. Wagner